                                             File No. 70-7338


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                 POST-EFFECTIVE AMENDMENT NO. 10

                                to

                             FORM U-1


                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   NEW ENGLAND ELECTRIC SYSTEM
                        25 Research Drive
                Westborough, Massachusetts  01582

              (Name of company filing this statement
           and address of principal executive offices)


                   NEW ENGLAND ELECTRIC SYSTEM

    (Name of top registered holding company in parent system)

Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, MA  01582             Westborough, MA  01582

           (Names and Addresses of agents for service)

Purpose of this Post-Effective Amendment No. 10
-----------------------------------------------

     By this Post-effective Amendment No. 10, Applicant New England Electric System requests that the Commission extend through December 31, 2001, its authorization to issue and sell from time to time an aggregate of up to 10,693,536 of its authorized but unissued common shares, $1 par value, pursuant to the NEES Dividend Reinvestment and Common Share Purchase Plan.

1.   Item 1. is amended to include the following:
-------------------------------------------------

A.   Background
     ----------

     By orders dated August 1, 1977, June 7, 1979, December 22, 1981, September 28, 1982, November 19, 1985, March 10, 1987, February 22, 1991 and December 29, 1993, HCAR Nos. 20121 (File No. 70-6025), 21091 (File No.
70-6295), 22333, 22649, 23913 (File No. 70-6656), 24337, 25261, and 25966
(File No. 70-7338), as post-effectively amended, respectively, the Commission permitted to become effective Applications/Declarations under which New England Electric System (NEES or the Company) proposed to issue and sell from time to time through December 31, 1996, an aggregate of up to 10,693,536 of
(1) its authorized but unissued common shares, $1 par value, pursuant to the NEES Dividend Reinvestment and Common Share Purchase Plan (the Plan); and (2) shares purchased by NEES on the open market for the Plan, excluding those purchased by a trustee for the Plan. Through August 31, 1996, NEES had issued 9,093,835 of such shares.

     The shares available for issuance under the Plan currently come from purchases on the open market by a Trustee for the Plan, although the Plan provides that the Company may elect to either purchase shares on the open market or from authorized, but unissued, common shares.

     The proceeds from the sale of any common shares by the Company to the Plan will be added to the general funds of the Company and be used for any or all of the following purposes: (i) investment in the Company's subsidiaries, through loans or advances to such subsidiaries, purchases of additional shares of their capital stocks, or capital contributions, (ii) payment of indebtedness of the Company, or (iii) for other corporate purposes relating to ordinary business operations, including working capital.

     The Company now proposes to extend the period for issuing its authorized common shares pursuant to the Plan through December 31, 2001. The terms and conditions for the sale of the authorized but unissued common shares otherwise remain unchanged.

     Neither NEES nor any subsidiary currently has an ownership interest in an exempt wholesale generator ("EWG") as defined in Section 32 of the Act or a foreign utility company ("FUCO") as defined in Section 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. By its Order dated April 15, 1996 (HCAR 35-26504), the Commission has authorized financings by NEES for the purpose of acquiring EWGs and FUCOs as set forth in their Application/Declaration in File No. 70-8783. In the event that the total amount of authority requested in the above-referenced Application/Declaration (File No. 70-8783) is invested in connection with EWGs and FUCOs, NEES' "aggregate investment" (determined in accordance with Rule 53(a)(1)(i)) in EWGs and FUCOs would not exceed 50% of NEES' "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) in compliance with the provisions set forth in Rule 53 under the Act. NEES and its subsidiaries shall comply with the requirements of Rules 53 and 54 of the Act in connection with EWG and FUCO acquisitions and financings. No funds or borrowings requested in this filing will be used by NEES, NEERI, NEES Energy, AllEnergy LLC, or any associated company to invest in EWGs and/or FUCOs.

B.   The Plan
     --------

     Participants in the Plan may (a) have cash dividends on all of their common shares automatically reinvested, (b) have cash dividends on only a portion of their common shares automatically reinvested, (c) continue to receive their cash dividends and invest by making optional cash payments of not less than $25 per payment, or (d) reinvest all or a portion of their cash dividends and in addition make optional cash payments. (The Company reserves the right to refuse to accept more than one optional cash payment per month from any one participant and any optional cash payment in excess of $5000.)
No commission or service charge is paid by participants in connection with purchases under the Plan. The purchase price of common shares bought from the Company with reinvested dividend and optional cash payments is the average of the high and low prices reported for New York Stock Exchange - Composite Transactions during each of the last five trading days ending with the Investment Date. If shares purchased under the Plan are bought on the open market, the price will be the actual cost thereof.

C.   Conclusion
     ----------

     NEES, by this Post-Effective Amendment No. 10 to its
Application/Declaration, requests authority to issue and sell the remaining previously authorized but unissued common shares from time to time through December 31, 2001, pursuant to the New England Electric System Dividend Reinvestment and Common Share Purchase Plan.

2.   Item 6.  Exhibits and Financial Statements.
     -------------------------------------------

     The following exhibits are hereby added:

     H-1  Proposed Form of Notice

     G-1  Financial Data Schedule - NEES

     G-2  Financial Data Schedule - NEES (Consolidated)

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has duly caused this Post-Effective Amendment No. 10 (Commission File No. 70-7338) to be signed on its behalf by the undersigned officer thereunto duly authorized by such Company.

                              NEW ENGLAND ELECTRIC SYSTEM

                                s/Michael E. Jesanis

                              By
                                 Michael E. Jesanis
                                  Treasurer


Dated:  October 9, 1996






















The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.